DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

February 23, 2022

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

VIA EDGAR

Re:	REPUBLIC FIRST BANCORP INC (“FRBK” or the “Company”)
PRRN14A filed February 7, 2022 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 0-17007

Dear Ms. Chalk

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2022 (the “February 7 Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses. Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

Revised Preliminary Proxy Statement.

Reasons for the Solicitation, page 8

1.

Refer to comment 5 in our prior comment letter dated January 19, 2022 and your response. The comment asking you to describe your nominees’ plans for Republic First if they are elected to the board is directed to all participants in this solicitation, including the nominees themselves, and should be addressed by them if Driver is not in a position to do so. Information about your nominees’ specific plans for the Company, including any changes for which they intend to advocate, is necessary to explain existing statements in this section of the proxy statement. For example, revise to explain what is meant by your assertions that your nominees “will act to preserve and enhance shareholder value” and “bring new perspective to the Board.

While acknowledging the Staff’s comment, as noted above, Driver would appreciate the Staff’s guidance as to the particular rule or schedule that would require the Nominees to disclose any specific plans for Republic First (to the extent they have any) if they are elected and whether the Staff will require Republic First to make similar disclosures in its proxy statement.1 As a FRBK shareholder, Driver has the right to nominate candidates for election to director.2 Driver’s right as FRBK shareholder to nominate candidates for election to director is not conditioned upon having (or nominating candidates who have) “specific plans for the Company.” Neither Driver nor any of the Nominees have any specific plans for the Company at the present time.

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1 For instance, Item 4 of Schedule 13D requires reporting persons to disclose any plans or proposals that the reporting persons may have that relate to or would result in specific categories of transactions or events.  Driver is unaware of an analogous requirement in Schedule 14D.

2 See, Section 4 of FRBK’s Amended and Restated Bylaws available at https://www.sec.gov/Archives/edgar/data/834285/000143774920010338/ex_185751.htm.

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With respect to the specific assertions referenced by the Staff, Driver believes that a reasonable reader would understand that, since none of the Nominees are currently on the Board, their addition would bring new perspectives to Board but has amended that assertion to clarify the point. In terms of acting to preserve and enhance shareholder value,” it is Driver’s belief that the Board has been acting to benefit Mr. Hill and his ego—not to “preserve and enhance shareholder value”—and by simply evaluating all Board decisions based on their impact on FRBK shareholders (rather than Mr. Hill and his ego), the Nominees will be preserving and enhancing shareholder value. Furthermore, at the risk of pointing out the obvious, there is no reason why any shareholder might believe that the Nominees are only capable of acting to preserve and enhance shareholder value if they have pre-existing specific plans for the Company.

Furthermore, the statement regarding “will act to preserve and enhance shareholder value” is a statement of Driver’s belief. Driver believes that—for instance, unlike Mr. Hill, who appears rigidly committed to one very specific business model regardless of market, economic and other conditions (and regardless of the success of that business model)—the Nominees are pragmatic individuals capable of independent judgement who will be more loyal to shareholders than to Mr. Hill. More specifically, Driver believes that—with respect to any matter before the Board—the Nominees will, if elected, be pragmatic in exercising independent judgement in acting on any such matter in a way to preserve and enhance shareholder value. In other words, acting to preserve and enhance shareholder value describes a mindset, not any specific plans that exist at this moment.

As a general matter, while Driver understands the Commission’s disclosure oriented mandate to protect investors, the totality of the Staff’s comments seem intended to force Driver and the Nominees to commit to decisions, intentions, plans, etc. that have not been made or formulated, rather than to merely disclose any such decisions, intentions or plans that have actually been made or formulated. To put it in as clear as terms as possible: (i) Driver wants to increase the value of its investment; (ii) Driver believes that the Board as currently constituted is driven by loyalty to Mr. Hill and a business plan that has destroyed shareholder value during Mr. Hill’s tenure as Chairman; (iii) Driver believes that there are many ways the Board could increase shareholder value (sell, restructure the balance sheet, install new management, change its business plan, etc.); (iv) Driver does not believe that any possible options to increase shareholder value will be objectively considered by the Board as currently constituted; (v) Driver believes that if the Nominees are elected, which Driver believes will mean that Mr. Hill is replaced as a director, there is a substantially greater likelihood that the Board will be able to consider all those options objectively and on the basis of their impact on shareholder value; and (vi) the Board will be in a better position then—than Driver is now—to know what options are available and which are most likely to increase shareholder value. Driver also believes that the Staff, through its comments, is unfairly and inappropriately attempting to cause Driver and the other participants in the solicitation to commit to certain positions or intentions when no such commitment actually exists. Certainly, the Staff can require disclosure of material information, but Driver believes the Staff cannot require Driver to disclose the results of decisions that it hasn’t yet made (absent any specific regulatory requirement).

2.	See the last comment above. As noted in your February 7, 2022 response letter, you were quoted in the Philadelphia Business Journal as advocating for a sale of Republic First:

“Cooper said Republic First needs to keep raising capital because its fast-growth business model is not profitable enough to sustain itself. ‘And if they can’t raise capital, they are dead in the water,” Cooper said. ‘The best thing for shareholders would be for [Republic First] to sell, which is really the only option they have at this point since I do not believe they can raise additional capital.’”

You filed the article containing the quote under cover of DFAN14A soliciting materials on January 21, 2022. Please revise to include this information regarding the reasons for the solicitation and your vision for Republic First in the proxy statement.

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Driver acknowledges the Staff’s comment but believes that the Staff does not appreciate the very simple fact that the reason for the solicitation is that Driver believes that the Board as currently constituted is simply doing a very bad job because, in Driver’s belief, they are evaluating all Board action based on what Mr. Hill wants, not what is best for the Company or its shareholders. Driver does not have a “vision” for Republic First: Driver wants to increase the value of its investment. Driver has nominated candidates for election to director (and is making the solicitation) because it believes that the Nominees will evaluate all board decisions (which might include a sale, taking action on any or all of the proposals presented by the Norcross-Braca Group (as defined below), or any other options that might be available to the Company) based on their impact on FRBK shareholders, not Mr. Hill and his ego, which Driver believes will ultimately increase the value of its investment.

Driver notes that Mr. Cooper’s statement was made based on facts and circumstances existing on January 21, 2022—Mr. Cooper specifically qualified his view regarding a sale by saying “at this point”—and since then another investor group has suggested alternative means for increasing shareholder value, which Driver believes has been (in part) responsible for a significant increase in FRBK’s share price, that could include a capital raise on terms significantly more favorable to FRBK (and its shareholders) than those that existed as of the date of the above statement. Including the statement above would be misleading as it refers to conditions that existed as of the date of the statement, which conditions have changed since then, and may well change again prior to the date of the Annual Meeting.

Solicitation of Proxies, page 16

3.

We note the revisions on page 16 regarding Driver’s Section 112 Application with the Pennsylvania Department of Banking and Securities made in response to our prior comment. Since you may not solicit proxies until approval is received, provide an estimate of the timing of the approval process, as previously requested.

Driver acknowledges the Staff’s comment and hereby informs the Staff that, on February 22, 2022, the Pennsylvania Department of Banking and Securities notified Driver that it had approved Driver’s Section 112 Application.

General

4.

We note the filing of a Schedule 13D and DFAN14A on February 10, 2022 by a group of individuals terming itself the Braca Group, led by George E. Norcross, III. The press release of the same date filed by the Braca Group states that the group will support your nominees and oppose the Company’s nominees, and that it intends to engage in proxy soliciting activities with respect to the annual meeting. If there have been any contacts between the participants in your solicitation (or their affiliates) and the Braca Group (or their affiliates), please update the proxy statement to describe.

Driver acknowledges the Staff’s comment and hereby advises the Staff that there have been no contacts between any of the participants in the solicitation contemplated by the Preliminary Proxy Statement (or their affiliates), on the one hand, and the investor group including George E. Norcross, III and Gregory B. Braca (the “Norcross-Braca Group”) (or any affiliates thereof), on the other hand. Driver is not privy to any of the Norcross-Braca Group’s plans or intentions (other than what has been made public) and does not know what “activities that may constitute solicitation” the Norcross-Braca Group intends to engage in. It is unclear to Driver whether the Norcross-Braca Group intends to prepare and file a preliminary proxy statement with the Commission and, in that event, whether the Norcross-Braca Group will seek consents from the Nominees to be named therein. Driver further advises the Staff that it does not intend to act in concert with the Norcross-Braca Group and will seek to avoid taking any actions that might be interpreted as doing so. However, Driver reserves the right to comment (whether publicly or privately) on any actions the Norcross-Braca Group might take or any statements they might make.

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5.

Refer to comment 1 in our prior comment letter dated January 19, 2022 and your response letter dated February 7, 2022. We continue to believe that the interests of participants in a solicitation is material information relevant to shareholders determining whether to grant a proxy. The participants’ ownership interests in other banks, which may or may not be competitors of Republic First, may be an interest not shared by other Republic First shareholders. Please describe such interests in your response letter and analyze why such information is not material in the context of this solicitation.

Driver acknowledges the Staff’s comment but believes that the comment is informed by an inaccurate understanding of Driver’s relationship with the Nominees. While Driver is happy to acknowledge that it invests in banks, disclosing that any such investments might constitute an “interest” in the solicitation would be misleading since it would clearly imply that Driver would be able, in the event the Nominees are elected, to influence the business and/or operations of FRBK. Not to beat a dead horse, but if the Nominees are elected, Driver will not receive any special benefit or right not shared with all FRBK shareholders, whether by virtue of having nominated the Nominees or any other fact and circumstance. In other words, if the Nominees are elected, Driver will have exactly the same ability (which is none, other than the ability that any other shareholder might have) to influence the business or operations of FRBK as it does now. Driver believes that the Staff’s comment is based on a concern that, if the Nominees are elected, there will be some change in FRBK’s business or strategy that will benefit another banking organization in which Driver has an ownership interest. However, since the election of the Nominees as directors will have exactly zero impact on Driver’s ability to influence FRBK’s business or operations (including in a manner that might possibly increase the value of Driver’s ownership interests in other banking organizations), Driver does not believe that its ownership interests in any other banking organizations constitutes an “interest” in the solicitation.

For the benefit of the Staff, Driver is currently the beneficial owner of 6.72% of the outstanding shares of the common stock of Codorus Valley Bancorp, Inc. (“CVLY”). As of the date of this letter, Driver’s only relationship with CVLY is as a shareholder. Driver has nominated three individuals for election to director at CVLY’s 2022 annual meeting, all of whom are independent of Driver. FRBK and CVLY operate in different geographic markets and, to Driver’s knowledge and belief, do not engage in direct competition.

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Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

/s/ J. Abbott R. Cooper

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